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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L Horan 513-745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

201 East Fifth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, TERENCE L. HORAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORAN SECURITIES, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO

Signature

CAROLYN A. MEFFORD
Notary Public, State of Ohio
My Commission Expires June 4, 2018

PRESIDENT AND CEO
Title

CAROLYN MEFFORD
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Horan Securities, Inc.
4990 East Galbraith Road
Cincinnati, Ohio 45236

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Horan Securities, Inc. ("the Company") as of December 31, 2017 and 2016, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and the computation of Net Capital Pursuant to Rule 15c3-1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
P 513.579.1717 | F 513.579.1729
201 East Fifth Street | Suite 2100 | Cincinnati, OH 45273
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information

The supplementary information contained in the Computation of the Net Capital Pursuant to Rule 15c3-1has been subjected to audit procedures performed in conjunction with the audits of Horan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Horan Securities, Inc.'s auditor since 2016.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 22, 2018

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2017 and 2016

		2017		2016
ASSETS				
Cash and cash equivalents	$	**557,989**	$	473,368-
Restricted cash		**7,955**		-
Investment securities, at fair value		**80,672**		70,476
Commissions receivable		**97,958**		126,363
Fees receivable		**160,752**		154,155
Prepayments		**40,817**		40,387
Refundable income taxes		**10,150**		-
TOTAL ASSETS	$	**956,293**	$	864,749
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable	$	**38,628**	$	46,420
Accrued expenses		**387,383**		403,919
Income taxes payable		-		28,473
Deferred income tax liability		**1,000**		1,000
TOTAL LIABILITIES	$	**427,011**	$	479,812
STOCKHOLDERS' EQUITY				
Common stock:				
Class A, voting, 680 shares authorized; 450 shares issued and outstanding		**293,000**		293,000
Class B, non-voting, 170 shares authorized, 50 shares issued and outstanding				
Additional paid-in capital		**240,750**		25,000
(Accumulated deficit) retained earnings		**(4,468)**		66,937
TOTAL STOCKHOLDERS' EQUITY		**529,282**		384,937
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**956,293**	$	864,749

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts. The following table provides a reconciliation of cash, cash equivalents and restricted cash within the Statement of Financial Condition that sum to the total of the same amounts shown in the Statement of Cash Flows.

	2017	2016
Cash and Cash Equivalents	$557,989	$473,368
Restricted Cash	7,955	-
	$565,944	$473,368

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

ADOPTION OF NEW ACCOUNTING STANDARD AND RECLASSIFICATION - During 2017, the Company adopted ASU 2016-18 Statement of Cash Flows-Restricted Cash to enhance the presentation of the cash position in the Statement of Cash Flows. This standard has been applied retrospectively, and, as a result, certain amounts have been reclassified from prior year with no impact on net (loss) income or total assets and stockholders' equity.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. As of December 31, 2017 and 2016, all of the Company's investment securities are classified within Level 1 of the fair value hierarchy.

The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, refundable income taxes, accounts payable, accrued expenses, and income taxes payable approximate their fair values because of the short-term nature of these instruments.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

REVENUE RECOGNITION - The Company recognizes commission revenue and expenses arising from securities transactions when earned on a transaction date basis. The Company recognizes investment advisory fee income in the period that the investment advisory service is performed by applying fee schedules to clients' periodic account balances.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end.

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2017 and 2016, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2017 and 2016, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2014-2017.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $63,799 and $78,491 for 2017 and 2016, respectively.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Independent Auditors' Report, which represents the date the financial statements were available to be issued.

RECENT ACCOUNTING PRONOUNCEMENTS - On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2017, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 60,609	$ -	$ 80,672

NOTE 2 – INVESTMENT SECURITIES – continued

As of December 31, 2016, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group, Inc. common stock – 1,050 shares	$ 20,063	$ 50,413	$ -	$ 70,476

NOTE 3 - LEASE

The Company has an annual agreement with a company related by common ownership and management to assume responsibility for a certain portion of the operating lease for office space. This agreement expires at the end of February 2018 and is expected to be renewed under similar terms.

Rent expense totaled $98,552 and $106,189 for 2017 and 2016, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2017	2016
Current		
Federal (benefit) provision	$ (5,150)	$ 46,000
State and local provision	-	1,000
	(5,510)	47,000
Deferred	-	-
	$ (5,150)	$ 47,000

The components of deferred income taxes included in the statements of financial condition are as follows:

	2017	2016
Deferred tax assets (liabilities)		
Trading securities	$ (11,000)	$ (7,600)
Contribution carryforward	11,000	6,600
Valuation allowance	(1,000)	-
Net deferred tax asset (liability)	$ (1,000)	$ (1,000)

NOTE 4 - INCOME TAXES – continued

The following is a reconciliation of income taxes at expected statutory rates to the (benefit) provision recorded in the accompanying statement of operations:

	2017	2016
Tax (benefit) expense at statutory rates	$ (11,303)	$ 39,515
Non-deductible expenses	5,629	7,910
Valuation allowance	524	(425)
	$ (5,150)	$ (47,000)

As of December 31, 2017, the Company had approximately $53,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2022.

NOTE 5 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $165,000 and $164,000 for 2017 and 2016, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

There were no amounts due to or from related parties at December 31, 2017 or 2016. Transactions with related parties are as follows:

	2017	2016
Company with common ownership and management		
Management fees paid to affiliates	$ 60,000	$ 60,000
Shared service fees paid to affiliates	$ 197,591	$ 194,572
Shared service fees received from affiliates	$ 51,992	$ 66,012

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2017 and 2016, and its defined net capital and aggregate indebtedness to net capital ratio totaled $426,804 and .65 to 1 as of December 31, 2017, and $278,394 and 1.15 to 1 as of December 31, 2016.

NOTE 8 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business.

NOTE 9 – SUBSEQUENT EVENTS

The Company agreed to purchase the non-variable life insurance segment from Horan Associates, Inc. Terms of the purchase are a payment of $52,498 at closing and a subordinated note totaling $300,000 payable in monthly installments over a 4-year period. The transaction is expected to close in March 2018.

NOTE 10 – CAPITAL TRANSACTIONS

During 2017, the Company's sole stockholder and the Board of Directors initiated a Stock Bonus Plan whereby two existing employees were each granted 5% equity. This transaction included the creation of two classes of stock. The existing 75 common shares were converted to 450 Class A voting shares. The Board also approved the creation of a second class of non-voting stock and authorized 170 shares of Class B stock. The new equity holders each received 25 Class B non-voting shares.

Compensation expense of $215,750 was recognized for the issuance of these shares based upon a third party valuation of the Company. This valuation established the fair value $2,157,570. Multiple factors were considered in the valuation including but not limited to historical and projected results, a base discount rate of 21%, business stability risk of 3.5%, client stability risk of 1.5% and market exposure risk of 2.3% and a minority shareholder discounts of 25%. Under terms of the Stock Bonus Plan the two employees may purchase additional shares in future years if the Company achieves certain revenue and profitability targets.

NOTE 11 – CLOSE CORPORATION AGREEMENT

In conjunction with the issuance of Class B non-voting shares discussed in Note 10, the Company adopted a Close Corporation Agreement. The Agreement provides all relevant terms for the disposition of shares as well as standard provisions for non-solicitation and confidentiality.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2017 and 2016

	2017	2016
Net capital		
Total stockholder's equity	$ 529,282	$ 384,937
Add allowable credits -		
Profit sharing accrual	151,742	159,049
Less non-allowable assets -		
Non-allowable receivables	190,865	211,628
Prepayments and other assets	45,817	40,387
Less haircuts on securities -		
Marketable securities	17,538	13,577
	254,220	265,592
Net capital	$ 426,804	$ 278,394
Aggregate indebtedness		
Accounts payable	$ 38,628	$ 46,420
Accrued expenses	388,383	433,392
Less: exclusion for profit sharing accrual	(151,742)	(159,049)
	$ 275,269	$ 320,763
Percentage of aggregate indebtedness to net capital	65%	115%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 401,804	$ 253,394
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 396,804	$ 246,318